UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCIO DIAMOND TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

808831101

(CUSIP Number of class of securities)

Joseph D. Lancia, Chief Executive Officer

Scio Diamond Technology Corporation

411 University Ridge, Suite D

Greenville, South Carolina 29601

(864) 751-4880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101		SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph D. Lancia

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC; PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,250,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,250,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person IN

SCHEDULE 13D

Explanatory Note.

On October 20, 2011, Scio Diamond Technology Corporation (the “Company”) filed a Form 8-A with the Securities and Exchange Commission (the “SEC”) to register its common stock, par value $0.001 per share (the “Common Stock”), under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Subsequently, on May 7, 2012 and August 3, 2012, Joseph D. Lancia (“Mr. Lancia”), the Chief Executive Officer the Company, was granted options to purchase shares of Common Stock pursuant to the Company’s 2012 Share Incentive Plan (the “Plan”), as described below in greater detail.  As a result of the stock option grants and the prior acquisition of Common Stock by Mr. Lancia on August 5, 2011, Mr. Lancia may be deemed to have acquired beneficial ownership of more than two percent of the Common Stock during a twelve-month period. Accordingly, Mr. Lancia is filing this statement with the SEC on Schedule 13D pursuant to Section 13(d) of the Exchange Act.

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Scio Diamond Technology Corporation (the “Company”), a Nevada corporation with principal offices located at 411 University Ridge, Suite D, Greenville, SC 29601.

Item 2.   Identity and Background

This Schedule 13D is filed by Joseph D. Lancia (“Mr. Lancia”), who is a United States citizen.  Mr. Lancia is the Chief Executive Officer and a director of the Company.  His business address is 411 University Ridge, Suite D, Greenville, South Carolina 29601.  During the last five years, Mr. Lancia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On August 5, 2011, the Company executed an Asset Purchase Agreement (the “Scio Asset Purchase Agreement”) with another privately-held Nevada corporation that also had the name “Scio Diamond Technology Corporation” (“Private Scio”).  Under the terms of the Scio Asset Purchase Agreement, the Company purchased the name “Scio Diamond Technology Corporation” and acquired certain other rights from Private Scio for 13,000,000 newly issued shares of the Common Stock of the Company.  Mr. Lancia, who was an officer and shareholder of Private Scio, acquired 2,000,000 shares of the Common Stock pursuant to the Scio Asset Purchase Agreement (the “APA Shares”).  No cash consideration was paid to the Company by Mr. Lancia in connection with the issuance of the APA Shares.

On May 7, 2012 and August 3, 2012, with the approval of the Board of Directors, the Company entered into Qualified Stock Option Grant Agreements with Mr. Lancia and certain of the Company’s other executive officers pursuant to which the executive officers were granted options to purchase shares of the Common Stock under the terms of the SCIO Diamond Technology Corporation 2012 Share Incentive Plan.  The following describes the stock option grants to Mr. Lancia:

•      On May 7, 2012, with the approval of the Board of Directors, the Company entered into a Qualified Stock Option Grant Agreement with Mr. Lancia (the “May 2012 Option Agreement”) pursuant to which the Company granted to Mr. Lancia (i) an option to purchase up to 2,500,000 shares of Common Stock, with such option being subject to the achievement of certain performance milestones by the Company as set forth in the May 2012 Option Agreement (the “May 2012 Incrementally Vested Option”), and (ii) an option to purchase up to 500,000 shares of Common Stock, with such option vesting immediately upon execution of the May 2012 Option Agreement (the “May 2012 Immediately Vested Option”).  The exercise price for each option is

$0.70 per share.  The options expire on the last business day preceding the three year anniversary of the grant date unless fully exercised or terminated earlier.  No cash consideration was paid to the Company by Mr. Lancia in connection with the issuance of the options.  As of the date of this Schedule 13D, none of the shares of Common Stock underlying the May 2012 Incrementally Vested Option have vested, and Mr. Lancia has not exercised any portion of the May 2012 Immediately Vested Option.

•      On August 3, 2012, with the approval of the Board of Directors, the Company entered into a Qualified Stock Option Grant Agreement with Mr. Lancia (the “August 2012 Option Agreement”) pursuant to which the Company granted to Mr. Lancia an option to purchase up to 500,000 shares of Common Stock, with such option being subject to the achievement of certain production performance milestones by the Company as set forth in the August 2012 Option Agreement (the “August 2012 Incrementally Vested Option”). The exercise price for the option is $0.80 per share, and the option expires on the last business day preceding the three year anniversary of the grant date unless fully exercised or terminated earlier.  No cash consideration was paid to the Company by Mr. Lancia in connection with the issuance of the August 2012 Incrementally Vested Option, and, as of the date of this Schedule 13D, none of the shares of Common Stock underlying the option have vested.

The foregoing descriptions of the Scio Asset Purchase Agreement, the May 2012 Option Agreement, and the August 2012 Option Agreement do not purport to be complete, and are qualified in their entirety by reference to the Scio Asset Purchase Agreement filed as Exhibit A hereto, and the form of option agreement filed as Exhibit B hereto, to this Schedule 13D, which are incorporated herein by reference.

Item 4.   Purpose of Transaction

As described in greater detail under Item 3 of this Schedule 13D, Mr. Lancia acquired the APA Shares as a portion of the consideration paid by the Company to Private Scio in exchange for the name “Scio Diamond Technology Corporation” and other rights as set forth in the Scio Asset Purchase Agreement.  At the time of the transaction, Mr. Lancia was an officer and shareholder of Private Scio.

As described in greater detail under Item 3 of this Schedule 13D, Mr. Lancia acquired the May 2012 Incrementally Vested Option, the May 2012 Immediately Vested Option, and the August 2012 Incrementally Vested Option as compensation for, and in connection with, his position with the Company.

Mr. Lancia is the Chief Executive Officer and a director of the Company.  In these capacities, Mr. Lancia takes and will continue to take an active role in the Company’s management and strategic direction.  Additionally, in his capacity as a shareholder of the Company, Mr. Lancia reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Company.  Depending on the factors discussed below and other factors, and subject to applicable law, Mr. Lancia may from time to time acquire additional securities of the Company or otherwise dispose of some or all of his securities of the Company or make proposals to the Company.  Any transactions or activities that Mr. Lancia may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Company have occurred or may occur; the securities markets in general and those for the Company’s securities in particular; the financial condition, results of operations and prospects of the Company; management and corporate governance of the Company; general economic, financial market and industry conditions; other investment and business opportunities available to Mr. Lancia; tax considerations; and other factors.

Other than as described above and other than in his capacity as a director, executive officer or shareholder of the Company, Mr. Lancia currently has no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Lancia may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, the Company or other persons).

Item 5.   Interest in Securities of the Issuer

(a)-(b)     Mr. Lancia beneficially owns an aggregate of  3,250,000 shares of Common Stock of the Company, representing approximately 7.2% of the outstanding Common Stock of the Company as of October 16, 2012.  The percentage calculation is based upon 43,680,585 shares of Common Stock issued and outstanding as of October 16, 2012.   The shares beneficially owned by Mr. Lancia consist of: (1) 2,000,000 outstanding shares of Common Stock, and (2) 1,250,000 shares underlying options that are vested.

In addition to his options that are vested, Mr. Lancia holds unvested options to acquire up to an aggregate of 2,250,000 shares of Common Stock, which vest in tranches based upon the achievement of certain performance milestones.  Mr. Lancia believes that approximately 750,000 of his unvested performance-based options are more likely than not to vest within the next 60 days.  However, because achievement of the applicable performance-vesting milestone is not certain, the shares underlying such 750,000 unvested options are not treated as currently being beneficially owned by Mr. Lancia in this Schedule 13D.  If the 750,000 shares underlying such options were treated as beneficially owned by Mr. Lancia, then Mr. Lancia would beneficially own a total of 4,000,000 shares of Common Stock, representing 8.8% of the outstanding Common Stock of the Company as of October 16, 2012.

(c)           As described in greater detail under Item 3 of this Schedule 13D, on August 5, 2012, Mr. Lancia acquired the APA Shares as a portion of the consideration paid by the Company to Private Scio in exchange for the name “Scio Diamond Technology Corporation” and other rights as set forth in the Scio Asset Purchase Agreement.  At the time of the transaction, Mr. Lancia was an officer and shareholder of Private Scio.  No cash consideration was paid to the Company by Mr. Lancia in connection with the issuance of the APA Shares.

As described in greater detail under Item 3 of this Schedule 13D, on August 3, 2012, with the approval of the Board of Directors, the Company granted to Mr. Lancia the August 2012 Incrementally Vested Option, pursuant to which Mr. Lancia may purchase up to 500,000 shares of Common Stock of the Company, with such option being subject to the achievement of certain production performance milestones by the Company as set forth in the August 2012 Option Agreement.  No cash consideration was paid to the Company by Mr. Lancia in connection with the issuance of the August 2012 Incrementally Vested Option.  As of the date of this Schedule 13D, none of the shares of Common Stock underlying the August 2012 Incrementally Vested Option have vested.

As reported on a previously filed Form 4 filed by Mr. Lancia, on October 1, 2012, Mr. Lancia sold 290,000 shares of Common Stock in a private transaction.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Lancia entered into stock option agreements reflecting the stock options referenced in Items 3, 4 and 5 above.  The description of such agreements under Item 3 is incorporated herein by reference.  The form of stock option agreement is listed under Item 7 below.

Item 7.  Material to Be Filed as Exhibits

The following agreements are hereby filed as exhibits to this Schedule 13D:

Exhibit A — Scio Asset Purchase Agreement (incorporated by reference to Exhibit 10.7 of the Company Form 8-K filed on August 11, 2011).

Exhibit B — Form of Stock Option Agreement (incorporated by reference to Exhibit 10.7 of the Company Form 8-K filed on August 8, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2012

/s/ Joseph D. Lancia
Joseph D. Lancia